

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17, 2012

Via Email
A. Peter Harwich
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020

Re: **Elster Group SE**
       Schedule 14D-9 filed July 9, 2012
       Schedule 14D-9/A filed July 10, 2012
       Schedule 14D-9/A filed July 16, 2012
       SEC File No. 5-86098

Dear Mr. Harwich:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed of the filings listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filings, unless otherwise noted.

Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 11

1. It may be helpful to include a general description of the role, make-up and responsibilities of the Administrative Board, with a view to explaining how it differs

from other governing bodies of Elster and why it is designated to make the required recommendation to Elster security holders in connection with this Offer.

2. Revise to clarify that the Administrative Board is making the recommendation on behalf of the filing person, Elster Group SE, as required by Item 4 of Schedule 14D-9 and Item 1012 of Regulation M-A.

3. Explain why Elster Group obtained three opinions from three different financial advisors in connection with the Offer. Is this customary or required under German law or practice? If not, why was it necessary here?

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions